
15008767

No Act
PE 12/21/15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2016

Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com

Re: Citigroup Inc.
Incoming letter dated December 21, 2015

Dear Ms. Dropkin:

This is in response to your letter dated December 21, 2015 concerning the shareholder proposal submitted to Citigroup by Trillium Asset Management, LLC on behalf of Louise B. Rice. We also have received a letter on the proponent's behalf dated January 19, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com

February 2, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 21, 2015

The proposal requests that Citigroup prepare a report demonstrating that the company does not have a gender pay gap.

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Coy Garrison
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



January 19, 2016

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Citigroup Inc. December 21, 2015 Request to Exclude Shareholder Proposal Regarding Gender Pay Gap

Dear Sir/Madam:

This letter is submitted on behalf of Louise Rice by Trillium Asset Management, LLC, as the designated representative in this matter (hereinafter referred to as "Proponent"), who is the beneficial owners of shares of common stock of Citigroup Inc. (hereinafter referred to as "Citigroup" or the "Company"), and who has submitted a shareholder proposal (hereinafter referred to as "the Proposal") to Citigroup, to respond to the letter dated December 21, 2015 sent to the Office of Chief Counsel by Citigroup, in which it contends that the Proposal may be excluded from the Company's 2016 proxy statement under Rule 14a-8(i)(3) and Rule 14a-8(i)(7).

I have reviewed the Proposal and the Company's letter, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proposal must be included in Citigroup's 2016 proxy statement because the Company has not met its burden of proof of demonstrating the Proposal is (1) vague or (2) not a significant policy issue confronting the Company. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Citigroup's Deputy Corporate Secretary and General Counsel, Shelley Dropkin via e-mail at dropkins@citi.com.

The Proposal

The Proposal, the full text of which is attached as Attachment A, requests:

> Resolved: Shareholders request Citigroup prepare a report by September 2016, omitting proprietary information and prepared at reasonable cost demonstrating the company does not have a gender pay gap

The Company has not met its burden of demonstrating that the Proposal is excessively vague.

The heart of the Company's vagueness argument is as follows:

"Under the Proposal, neither the Company nor the stockholders can determine whether the Proponent is asking the Company to tout publicly its current compensation practices to attract and retain employees or to explore changes to its pay practices to remedy a perceived gap in compensation of men versus women. Each alternative involves drastically different courses of action on the Company's pay practices and its public positions and disclosures on compensation, including the fundamental question of whether the Company is being asked to evaluate further changes in its compensation of women. Thus, if the Proposal were adopted, neither the Company nor the stockholders would be able to determine what course of action the Company should pursue."

Plainly put, the Company's arguments of dual interpretations tries to create confusion where there is none. Before going further, it is well established that shareholder proposals cannot micro-manage and delve too deeply into details that shareholders are not equipped to address. Accordingly, we have drafted the resolved clause at the proper level of specificity for a shareholder request to the Company. However, we do not want to be accused to being too vague and not providing at least some guidance as to what we are seeking. Accordingly, we have provided in the whereas section a discussion about various aspects of the widespread public concern over gender pay gaps while leaving the question ultimately up to the Company to determine how best to demonstrate it does not have a gender pay gap. One point touched on in the Proposal is employee retention and recruitment. Another is pay practices. But these are not mutually exclusive, they are part and parcel of the Company's approach to compensation that may or may not result in a gender pay gap. All we seek is a demonstration from the Company that there is not one. Respectfully, we would contend that the Company would not be satisfied by any other wording and is simply trying to generate a question or ambiguity where there is none.

Under Rules 14a-8(i)(3) and 14a-9, proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B") The Commission has also made it clear that it will apply a "case-by-case analytical approach" to each proposal. Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). However, because this means that the vagueness analysis becomes a very factintensive and time consuming determination, the Staff has expressed significant concern about becoming overly involved and caught up in the minutia that companies have been known to argue. SLB 14B. Finally, the Staff stated in SLB 14B that "rule 14a-8(g) makes clear that *the company bears the burden* of demonstrating that a proposal or statement may be excluded." Id (emphasis added). In this case, the Company has clearly not met its burden.

The Proposal simply asks the Company to issue a report demonstrating that it does not have a gender pay gap. We believe this is clearly understandable on its face. The Company suggests that there are two possible ways to do that, each requiring allegedly dramatically different steps to be taken. But that is irrelevant, even if that is true. These are not contradictory or irreconcilable courses of action. It may be that the Company decides it is best to demonstrate that it does not have a gender pay gap by touting publicly its current compensation practices to attract and retain employees. It may also decide that it is best to demonstrate that it does not have a gender pay gap by exploring changes to its pay practices to remedy a perceived gap in compensation of men versus women. All that we are seeking is that the report (within reasonable cost and omitting proprietary information) at the end of the day demonstrates that Citigroup does not have a gender pay gap.

What we as investors are seeking is something that we believe many investors would also like to hear from the Company: that it does not have a gender pay gap. The Company is in the best position to determine how to demonstrate that conclusion. But it is not complicated or vague or misleading or difficult to understand the basic principle that investors would like to have a report that provides a demonstration that the Company does not have a gender pay gap. Rather the Proposal strikes the right balance - providing a clear issue of concern while respecting the discretion that must be afforded to management such that we are not micro-managing. Accordingly, we respectfully request the Staff to conclude that the Company has not met its burden of proof under 14a-8(i)(3).

The Company has not met its burden of demonstrating the Proposal does not focus on a significant policy issue confronting the Company.

The most compelling evidence that the Proposal cannot be excluded under Rule 14a-8(i)(7) is *ExxonMobil Corporation* (March 18, 2015) where the Staff concluded that proposal, which would have ExxonMobil annually report to shareholders the percentage of women at the percentiles of compensation specified in the proposal, could not be excluded under Rule 14a-8(i)(7). The subject matter of the *ExxonMobil* proposal is identical to the subject matter of the Proposal filed with Citigroup: gender pay gap.

Citigroup does make a concerted effort to recast the subject matter of the proposal as "the attraction and retention of employees" and thereby avoid the analysis in *ExxonMobil* which focuses on gender pay gap as a compensation issue. But this effort is misplaced. The resolved clause is singularly focused on compensation. At least 90 percent of the entire shareholder Proposal is focused on compensation. Only two brief sentences make reference to employee attraction and retention. It is an enormous and dramatic leap of logic to conclude that those two sentences somehow overwhelm the rest of the language in the Proposal such that the Proposal is entirely and completely transformed into one focused on the subject matter of the attraction and retention of employees to the exclusion of compensation. Clearly that is not the case. Without a doubt, attraction and retention of employees is an important consideration in employee compensation. And for that reason we have brought up that argument in the Proposal.

It is abundantly clear that the gender pay gap is a significant public policy issue confronting the Company. There is widespread public debate about the issue. One need only put "gender pay gap" into an Internet search engine to find hundreds of thousands of news stories about the issue going back years and reaching a crescendo in 2015 and early 2016 with little sign of slowing down. Similarly, there are hundreds of thousands of scholarly works on the subject. As of January 1st, California now has a law in place representing one of the strongest efforts to address the gender pay gap. http://www.latimes.com/local/political/la-me-pc-gov-brown-equal-pay-bill-20151006-story.html. And the appeal of the California bill was so widespread that the California Chamber of Commerce and most state Republican lawmakers supported it. The subject drew dramatic attention a year ago at the Academy Awards when Actress Patricia Arquette called for equal pay in her acceptance speech. That event alone generated hundreds of news stories.

Other evidence of the significant of the policy issue include:

- Congress is currently considering the Paycheck Fairness Act. http://www.marketwatch.com/story/hillary-clinton-is-wrong-on-the-so-called-war-against-women-2016-01-07

- For years the National Committee on Pay Equity has held events and rallies around the country on April 12th to demonstrate concern and outrage about the issue. http://www.pay-equity.org

- On January 29, 2009, President Obama signed the Lilly Ledbetter Fair Pay Act, the first piece of legislation of his presidency. The law was named after a woman who discovered her employer was paying her less than men doing the same job and made it easier for women to effectively challenge unequal pay.

https://www.whitehouse.gov/blog/2012/01/30/archives-president-obama-signs-lilly-ledbetter-fair-pay-act

- In 2015, 2014 and 2013, editorials from the following publications addressed the gender pay gap:

  - The Washington Times - http://www.washingtontimes.com/news/2015/nov/3/editorial-bridging-the-gender-pay-gap/

  - The Boston Globe - https://www.bostonglobe.com/opinion/2015/09/30/negotiating-gender-wage-gap/DkukkOXJEishfx5hc3lZML/story.html

  - The Seattle Times - http://www.seattletimes.com/opinion/editorial-gender-wage-gap-persists-city-should-provide-equal-pay/

  - The DesMoines Register - http://www.desmoinesregister.com/story/opinion/readers/2015/12/08/gender-wage-gap-egregious-demands-attention/76935214/

  - The Philidelphia Inquirer - http://articles.philly.com/2013-06-18/news/40050548_1_pay-gap-pay-inequity-lilly-ledbetter

  - The Idaho Mountain Express - http://www.mtexpress.com/opinion/editorials/close-the-gender-pay-gap/article_e1b5c560-e468-11e4-a87e-3784582bf022.html

  - The St. Louis Post-Dispatch - http://www.stltoday.com/news/opinion/editorial-gender-pay-gap-is-just-part-of-a-complex/article_0b6e4bc6-92b7-5ed1-b081-72bfe9cdad5c.html

  - The New York Times - http://www.nytimes.com/2015/04/14/opinion/women-still-earn-a-lot-less-than-men.html

Not only is the Proposal squarely focused on a significant policy issue, but it is clearly a significant policy issue facing the financial sector. For example, according to census data, the financial services industry is one industry where the gender wage gap is widest. http://www.chicagotribune.com/business/ct-census-women-jobs-0316-biz-20150316-story.html; http://www.nytimes.com/2015/08/13/opinion/lets-expose-the-gender-pay-gap.html?_r=1; http://time.com/money/3820458/equal-pay-day-careers-biggest-wage-gap/; http://www.bustle.com/articles/70724-which-industries-have-theworst-gender-pay-gap-new-census-data-reveals-where-wage-equality-suffers and http://www.bls.gov/cps/cpsaat39.htm

In addition, and as touched upon earlier, the Proposal does not seek to micro-manage the Company. The SEC explained in its 1998 Interpretive Release (Exchange Act Release No. 40018 (May 21, 1998)) that proposals are not permitted to seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

In the 1998 Release, the Commission cited favorably to Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc., 821 F. Supp. 877, 891 (S.D.N.Y. 1993) when discussing how to determine whether a proposal probed too deeply into matters of a complex nature. In ACTWU, the court was addressing the ordinary business exclusion in the context of employment discrimination at a retailer. The court concluded that the following request did not probe too deeply into the company's business:

1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1990, 1991, and 1992, listing either numbers or percentages in each category.

2. A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.

3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.

4. A general description of how Wal-Mart publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers.

5. A description of any policies and programs favoring the purchase of goods and services from minority- and/or female-owned business enterprises.

Under this standard "a report by September 2016, omitting proprietary information and prepared at reasonable cost demonstrating the company does not have a gender pay gap", as requested in the Proposal, is very appropriate for shareholder consideration. The Proposal does not delve into the level of detail sought in ACTWU – if anything it is directed at a more general level with less information requested and more discretion afforded to the Company.

For the reasons described above, we respectfully urge the Staff to conclude that Citigroup has not met its burden under Rule 14a-8(i)(7) to demonstrate that the Proposal is not a significant policy issue confronting Citigroup or its burden to prove that the Proposal seeks to micro-manage the Company.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Jonas Kron
Senior Vice President

Appendix A

Whereas:

The median income for a woman working full time in the United States is reported to be 78 percent of that of their male counterparts. This gap has largely remained flat over the past decade.

The financial services sector is routinely found to have one of the widest gaps in pay by gender relative to other parts of the economy. Despite women making up nearly one third of the financial services workforce, women on average earn less than their male colleagues.

The persistence of gender pay disparity is evident through the numerous lawsuits brought at major financial services firms. Companies like Morgan Stanley, Wells Fargo, Bank of America, and even Citigroup have all settled gender discrimination lawsuits ranging from $32 - $46 million. These lawsuits are costly to the company and costly to shareholders. By publicly discussing and examining gender pay within the company, Citigroup can reduce its risk of gender bias problems and subsequently potentially costly lawsuits.

A large body of evidence suggests that diversity leads to better performance. Consulting firm McKinsey & Company has found companies with highly diverse executive teams had higher returns on equity and earnings performance than those with low diversity. A May 2014 study from University of Castilla La Mancha found gender diverse teams were better at driving "radical innovation". While advancing women to executive roles is important in addressing gender diversity, compensating women fairly relative their male counterparts is also key.

Last year PricewaterhouseCoopers voluntarily released its gender pay gap in Britain. The analysis showed that most of its 15.1 percent pay disparity reflected a lack of women in senior jobs. Consequently the firm focused on whether it was promoting fairly. In 2013, the grade just below partner was 30 percent female, yet only 16 percent of those promoted to partner were women.

Companies may also face regulatory risk related to pay parity. The Paycheck Fairness Act of 2014 is pending before Congress to improve company-level transparency and strengthen penalties for equal-pay violations. President Obama has signed an executive action requiring companies who do business with the federal government to report pay data by gender and race to the Department of Labor.

The potential cost savings of closing the gender wage gap are enormous. About 20 percent of large companies now train employees to recognize unconscious bias, spending billions of dollars to try to stamp out unintentional discrimination yet performing a salary analysis is less expensive and potentially more effective. Evidence suggests that less secrecy about pay results in greater employee loyalty and lower turnover. Additionally, Citigroup may enjoy a competitive edge in hiring employees who know they will be fairly compensated regardless of their gender.

Resolved: Shareholders request Citigroup prepare a report by September 2016, omitting proprietary information and prepared at reasonable cost demonstrating the company does not have a gender pay gap

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel
Corporate Governance

Citigroup Inc.
601 Lexington Ave
19th Floor
New York, NY 10022

[illegible]



December 21, 2015

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Louise B. Rice

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Trillium Asset Management LLC on behalf of Louise B. Rice (collectively, the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2016 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2016 annual meeting of stockholders. Ms. Rice has authorized Trillium Asset Management to act on Ms. Rice's behalf with respect to the proposal. Trillium Asset Management's mailing address and telephone and fax number, as stated in the correspondence of the Proponent, is listed below.

Also attached for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(7).

By copy of this letter and the attached material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2016 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2016 Proxy Materials. The Company intends to file its 2016 Proxy Materials on or about March 16, 2016.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2016 Proxy Materials.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin

Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Trillium Asset Management LLC
Attention Brianna Murphy
Vice President, Shareholder Advocacy & Corporate Engagement
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111
617-532-6662 (t)
bmurphy@trilliuminvest.com

ENCLOSURE 1

THE PROPOSAL AND RELATED CORRESPONDENCE (IF ANY)



November 13, 2015

Rohan Weerasinghe
Corporate Secretary
Citigroup
399 Park Avenue
New York, NY 11043

Dear Mr. Weerasinghe:

Trillium Asset Management LLC ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $2.2 billion for institutional and individual clients.

Trillium hereby submits the enclosed shareholder proposal with Citigroup Inc. on behalf of Louise Rice for inclusion in the 2016 proxy statement and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Louise Rice holds more than $2,000 of Citigroup Inc common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letter, our client will remain invested in this position continuously through the date of the 2016 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Citigroup Inc. about the contents of our proposal.

Please direct any communications to me at (617) 532-6662, Trillium Asset Management, Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111; or via email at bmurphy@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Brianna Murphy
Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

Cc: Michael Corbat, Chief Executive Officer

Enclosures

Whereas:

The median income for a woman working full time in the United States is reported to be 78 percent of that of their male counterparts. This gap has largely remained flat over the past decade.

The financial services sector is routinely found to have one of the widest gaps in pay by gender relative to other parts of the economy. Despite women making up nearly one third of the financial services workforce, women on average earn less than their male colleagues.

The persistence of gender pay disparity is evident through the numerous lawsuits brought at major financial services firms. Companies like Morgan Stanley, Wells Fargo, Bank of America, and even Citigroup have all settled gender discrimination lawsuits ranging from $32 - $46 million. These lawsuits are costly to the company and costly to shareholders. By publicly discussing and examining gender pay within the company, Citigroup can reduce its risk of gender bias problems and subsequently potentially costly lawsuits.

A large body of evidence suggests that diversity leads to better performance. Consulting firm McKinsey & Company has found companies with highly diverse executive teams had higher returns on equity and earnings performance than those with low diversity. A May 2014 study from University of Castilla La Mancha found gender diverse teams were better at driving "radical innovation". While advancing women to executive roles is important in addressing gender diversity, compensating women fairly relative their male counterparts is also key.

Last year PricewaterhouseCoopers voluntarily released its gender pay gap in Britain. The analysis showed that most of its 15.1 percent pay disparity reflected a lack of women in senior jobs. Consequently the firm focused on whether it was promoting fairly. In 2013, the grade just below partner was 30 percent female, yet only 16 percent of those promoted to partner were women.

Companies may also face regulatory risk related to pay parity. The Paycheck Fairness Act of 2014 is pending before Congress to improve company-level transparency and strengthen penalties for equal-pay violations. President Obama has signed an executive action requiring companies who do business with the federal government to report pay data by gender and race to the Department of Labor.

The potential cost savings of closing the gender wage gap are enormous. About 20 percent of large companies now train employees to recognize unconscious bias, spending billions of dollars to try to stamp out unintentional discrimination yet performing a salary analysis is less expensive and potentially more effective. Evidence suggests that less secrecy about pay results in greater employee loyalty and lower turnover. Additionally, Citigroup may enjoy a competitive edge in hiring employees who know they will be fairly compensated regardless of their gender.

Resolved: Shareholders request Citigroup prepare a report by September 2016, omitting proprietary information and prepared at reasonable cost demonstrating the company does not have a gender pay gap

Brianna Murphy
Vice President, Shareholder Advocacy
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Murphy:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Louise B Rice at Citigroup for inclusion in its 2016 proxy materials concerning gender pay disparity.

Louise B Rice is the beneficial owner of more than $2,000 worth of Citigroup common stock that Louise B Rice has held continuously for more than one year. Louise B Rice intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2016.

Louise B Rice specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Louise B Rice intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Louise B Rice understands that her name may appear on the corporation's proxy statement as the filer of the aforementioned proposal

Sincerely,



Louise B Rice

11/5/15
DATE

Shelley J. Dropkin



VIA UPS

November 18, 2015

Trillium Asset Management
c/o Louise Rice
Two Financial Center
60 South Street, Suite 1100
Boston, Massachusetts 02111
Attention: Brianna Murphy
Vice President
Shareholder Advocacy & Corporate Engagement

Dear Ms. Murphy:

Citigroup Inc. (the "Company") acknowledges receipt of the stockholder proposal (the "Proposal") submitted by Trillium Asset Management on behalf of Ms. Louise Rice pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 ("Rule 14a-8") for inclusion in the Company's proxy statement for its 2016 Annual Meeting of Stockholders (the "Annual Meeting").

Please note that your submission contains certain procedural deficiencies. Rule 14a-8(b) requires that in order to be eligible to submit a proposal, a stockholder must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the proposal is submitted. The Company's records do not indicate that you are the record owner of the Company's shares, and we have not received other proof that you have satisfied this ownership requirement.

In order to satisfy this ownership requirement, you must submit sufficient proof that you held the required number of shares of Company stock continuously for at least one year as of the date that you submitted the Proposal. November 13, 2015 is considered the date you submitted the Proposal. You may satisfy this proof of ownership requirement by submitting either:

- A written statement from the "record" holder of your shares (usually a broker or bank) verifying that you held the required number of shares of Company stock continuously for at least one year as of the date you submitted the Proposal (i.e., **November 13, 2015**), or
- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of

the required number of shares of Company stock as of or before the date on which the one-year eligibility period begins, (i) a copy of the schedule and/or form and any subsequent amendments reporting a change in your ownership and (ii) a written statement that you continuously held the required number of shares for the one-year period.

If you plan to demonstrate your ownership by submitting a written statement from the "record" owner of your shares, please be aware that most large U.S. banks and brokers deposit customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. DTC is also sometimes known by the name of Cede & Co., its nominee. Under SEC Staff Legal Bulletins Nos. 14F and 14G, only DTC participants (and their affiliates) are viewed as "record" holders of securities that are deposited at DTC. Accordingly, if your shares are held through DTC, you must submit proof of ownership from the DTC participant (or an affiliate thereof) and may do so as follows:

- If your bank or broker is a DTC participant or an affiliate of a DTC participant, you need to submit a written statement from your bank or broker verifying that you continuously held the required number of shares of Company stock for at least one year as of the date the Proposal was submitted. You can confirm whether your bank or broker is a DTC participant or an affiliate of a DTC participant by asking your bank or broker or by checking the DTC participant list, which is currently available at [http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx].
- If your bank or broker is not a DTC participant or an affiliate of a DTC participant, then you need to submit proof of ownership from the DTC participant through which your shares are held. You should be able to find out the identity of the DTC participant by asking your bank or broker. In addition, if your broker is an "introducing broker," you may be able to find out the identity of the DTC participant by reviewing your account statements because the "clearing broker" listed on those statements will generally be a DTC participant. It is possible that the DTC participant that holds your shares may only be able to confirm the holdings of your bank or broker and not your individual holdings. In that case, you will need to submit two proof of ownership statements verifying that the required number of shares were continuously held for at least one year as of the date you submitted the Proposal: (i) a statement from your bank or broker confirming your ownership and (ii) a separate statement from the DTC participant confirming your bank or broker's ownership.

The response to this letter, correcting all procedural deficiencies noted above, must be postmarked, or electronically transmitted, no later than 14 days from the date you receive this letter. Please address any response to my attention at: Citigroup Inc., 601 Lexington Ave., 19th Floor, New York, NY 10022. You may also transmit it to me by facsimile at (212) 793-7600 or dropkins@citi.com or jonesp@citi.com. For your reference, I have enclosed a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F.

If you have any questions with respect to the foregoing requirements, please contact me at (212) 793-7396.

If you have any questions with respect to the foregoing requirements, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

Enclosures



December 1, 2015

Via email – *dropkins@citi.com*

Shelley J. Dropkin
Deputy Corporate Secretary and General Counsel
Citigroup
601 Lexington Ave
New York, NY 10022

Re: Request for verification

Dear Ms. Dropkin:

Per your request and in accordance with the SEC Rules, please find the attached authorization letter from Louise Rice as well as the custodial letter from Charles Schwab Advisor Services documenting that she holds sufficient company shares to file a proposal under rule 14a-8. Rule 14a-8(f) requires notice of specific deficiencies in our proof of eligibility to submit a proposal. Therefore we request that you notify us if you see any deficiencies in the enclosed documentation.

Please direct any communications to me at (617) 532-6662, Trillium Asset Management, LLC
Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111;
or via e-mail at bmurphy@trilliuminvest.com.

Sincerely,

Brianna Murphy
Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC


charles
SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

November 16, 2015

Re: [redacted]

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 100 shares of Citigroup Inc. common stock. These 100 shares have been held in this account continuously for at least one year prior to November 11, 2015.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Justin Creamer
Relationship Specialist

Brianna Murphy
Vice President, Shareholder Advocacy
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Murphy:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Louise B Rice at Citigroup for inclusion in its 2016 proxy materials concerning gender pay disparity.

Louise B Rice is the beneficial owner of more than $2,000 worth of Citigroup common stock that Louise B Rice has held continuously for more than one year. Louise B Rice intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2016.

Louise B Rice specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Louise B Rice intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Louise B Rice understands that her name may appear on the corporation's proxy statement as the filer of the aforementioned proposal

Sincerely,



Louise B Rice

11/5/15
DATE

ENCLOSURE 2

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal requests that the Company "prepare a report by September 2016, omitting proprietary information and prepared at reasonable cost demonstrating the [Company] does not have a gender pay gap[.]" A copy of the Proposal is attached hereto.

THE PROPOSAL IS VAGUE.

The Proposal is vague and indefinite, and therefore excludable from the Company's proxy materials under Rule 14a-8(i)(3).[1] The action requested in the Proposal's resolution is at odds with material parts of the recitals leading up to the resolution. The resolution and certain recitals suggest that the Company does not have a gender pay gap and therefore should demonstrate this conclusion in a public report. Other recitals suggest that the Company should be taking action to address or mitigate a gender pay gap.

- In support of the first reading, the resolution flatly asks the Company to provide stockholders a report "demonstrating" that the Company does not have a gender pay gap. The Proposal does *not* seek a report on "whether or not" there is a gender pay gap. In fact, the resolution seeks no improvements or changes in the Company's pay practices. Furthermore, certain recitals of the Proposal suggest that the Proponent is seeking only disclosure of the Company's pay practices, not a change in those practices, on the theory that disclosure of the current practices will inspire greater employee loyalty and lower turnover and provide the Company a "competitive edge" in hiring new employees.[2] These statements would lead a stockholder to believe that the purpose of the Proposal is to ask the Company to publicly disclose the absence of a gender pay gap under its current employment practices and to use that disclosure to retain and attract employees.

- In contrast, other recitals in the Proposal support the second reading mentioned above: that the Proponent perceives a disparity in pay and is asking the Company to remedy the disparity. In one recital, the Proponent asserts that the "financial services sector is routinely found to have one of the widest gaps in pay by gender relative to other parts of the economy." In another recital, the Proponent mentions that the Company and other financial institutions have settled gender discrimination lawsuits, and observes "[b]y publicly discussing and examining gender pay within the company, [the Company] can reduce its risk of gender bias problems and subsequently potentially costly lawsuits."

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1 Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-5(a), which requires information in a proxy statement to be clearly presented, and Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

2 The paragraph before the resolution states, "Evidence suggests that less secrecy about pay results in greater employee loyalty and lower turnover. Additionally, Citigroup may enjoy a competitive edge in hiring employees who know they will be fairly compensated regardless of their gender."

These statements suggest the Company has a gender pay gap that must be remedied to avoid litigation and other negative consequences.

The Company may exclude a proposal if it is so vague or indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[3] Under the Proposal, neither the Company nor the stockholders can determine whether the Proponent is asking the Company to tout publicly its current compensation practices to attract and retain employees or to explore changes to its pay practices to remedy a perceived gap in compensation of men versus women. Each alternative involves drastically different courses of action on the Company's pay practices and its public positions and disclosures on compensation, including the fundamental question of whether the Company is being asked to evaluate further changes in its compensation of women. Thus, if the Proposal were adopted, neither the Company nor the stockholders would be able to determine what course of action the Company should pursue.

The Staff has permitted exclusion of a proposal where, as here, the text of the resolution and the supporting statement provide for alternative meanings of the Proposal and make the Proponent's intent unclear. In *Staff Legal Bulletin 14B*, the Commission clarified the circumstances under which a company may exclude proposals pursuant to Rule 14a-8(i)(3). One such circumstance the Commission identified is where the proposal's resolution and supporting statement are inconsistent.[4] In light of this Bulletin, the Staff has on numerous occasions concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(3) where such proposals use inconsistent language and fail to provide any guidance as to how inconsistencies should be resolved. In 2013, for example, the Staff concurred with the omission of a proposal asking the Company to explore "extraordinary transactions" because the proposal defined extraordinary transactions as actions that would require stockholder approval but the supporting statement listed examples of extraordinary transactions that would not require stockholder approval.[5] In 2008, the Staff permitted a company to exclude a proposal where the proposal's resolution called for an advisory vote on both the company's executive compensation policies and the adequacy of the company's compensation disclosure, but the supporting statement called for only a single advisory vote.[6]

[3] *Staff Legal Bulletin No. 14B* (Sept. 15, 2004).

[4] "There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where . . . the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires - this objection may also be appropriate when the proposal and the supporting statement, when read together, have the same result." *Id.*

[5] *Citigroup Inc.* (avail. March 12, 2013). *See also Bank of America Corp.* (avail. Mar. 12, 2013) (reaching the same conclusion on a proposal similar to the proposal received by Citigroup in 2013).

[6] *Jefferies Group, Inc.* (avail. Feb. 11, 2008, recon. denied Feb. 25, 2008); *The Ryland Group, Inc.* (avail. Feb. 7, 2008) (reaching the same conclusion on a proposal similar to the proposal received in *Jeffries Group, Inc.*).

For the foregoing reasons, the Proposal may be excluded under Rule 14a-8(i)(3) because it is vague.

THE PROPOSAL RELATES TO THE COMPANY'S ORDINARY BUSINESS.

The Proposal also relates to the Company's ordinary business operations and may therefore be excluded from the Company's proxy materials under Rule 14a-8(i)(7). Although the Proposal presents contradictory statements about the Proponent's intentions, one clear reading of the Proposal presupposes that the Company does not have a gender pay gap and should publicly disclose its current pay practices in a report. The recitals of the Proposal note that this disclosure is intended to result in "greater employee loyalty and lower turnover" and may provide the Company a "competitive edge in hiring employees." The Staff has taken the view that "'management of the workforce, such as the hiring, promotion, and termination of employees,' relates to ordinary business matters."[7] Under this reasoning, the Staff has consistently concurred that proposals relating to employee compensation, retention and recruiting may be excluded from a company's proxy materials.[8] The Proposal clearly relates to the compensation of employees and seeks a specific method of attracting women to work for the Company.[9]

The recruiting and retention of employees pertain to the core matters of the Company's business operations. The Company uses a variety of methods to attract and retain employees, including levels of compensation and disclosure of its policies promoting diversity in its workforce. These factors must be weighed against concerns about making sensitive information about employees publicly available to competitors. Also, the Company seeks to promote diversity not only with respect to men and women but also with respect to minority candidates. A report covering gender, to the exclusion of other diversity considerations, may not result in the recruitment of the best candidates. These are matters that are impracticable for stockholders to resolve, and the Proposal would micromanage the Company's employment

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7 *Staff Legal Bulletin No. 14A* (July 12, 2002) (quoting *Amendments to Rules on Shareholder Proposals*, Rel. No. 34-40018, 1998 WL 254809 (May 21, 1998), *available at* http://www.sec.gov/interps/legal/cfslb14a.htm.).

8 *See, e.g., Citigroup Inc.* (avail. Jan. 24 2014) (concurring that a proposal to modify an employee equity compensation plan may be excluded under Rule 14a-8(i)(7)); *Mobil Corp.* (avail. Jan. 26, 1993) (concluding that a proposal requesting the company make an effort to retain as many employees as possible may be excluded because it related to the company's ordinary business operations (i.e., management of the workplace)); *CBS Inc.* (avail. Feb. 24, 1989) (concluding that a proposal requesting the company increase the number of employees in one of its departments may be excluded because it related to the company's ordinary business operations (i.e., adequate staffing)).

9 The Proposal seeks only a report on these employee matters, but the Staff has consistently taken the position that a proposal seeking a report may be excluded from a company's proxy materials if the underlying topic of the requested report relates to ordinary business. *Staff Legal Bulletin No. 14E* (Oct. 27, 2009) ("[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)").

practices by seeking to dictate how the Company should attract and retain women in its workforce.[10]

The Proposal contrasts with the types of employee proposals that the Staff has determined may be included in a company's proxy materials. The Staff has held that proposals related to employee matters may be included in a company's proxy materials if they relate to senior executive compensation. The Proposal focuses on the retention of women employees generally, not just senior executives, so this exception does not apply. A proposal relating to employees may also be included in the Company's proxy materials if it relates to a significant policy issue. Even assuming a proposal relating to a gender pay gap raises a significant policy issue, under one clear reading of the Proposal, the Proponent has assumed that there is no gender pay gap at the Company. As noted above, under this reading, the Proponent is not asking the Company to study the policy issues raised by unequal pay for women, but is instead asking the Company to advertise its gender pay practices to attract employees. The Proposal therefore does not "as a whole focus on" an issue of significant social policy and instead relates to the attraction and retention of employees—an issue that is important but "not of broad societal concern."[11]

CONCLUSION

For the foregoing reasons, the Company believes that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(7).

9695828

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[10] Rule 14a-8(i)(7) embodies a policy "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *SEC Release No. 34-40018* (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The second consideration comes into play when a proposal involves "methods for implementing complex policies." *Id.*

[11] *Trinity Wall Street v. Wal-Mart Stores, Inc.*, 792 F.3d 323, 354 (3d Cir. 2015) (Shwartz, J. concurring) (observing that a proposal must as a whole focus on a significant social policy issue and agreeing that a proposal was excludable under Rule 14a-8(i)(7) where the proposal focused not only on a policy issue but also on other matters like Wal-Mart's brand name that related to the company's ordinary business); *Staff Legal Bulletin No. 14 H.* (Oct. 22, 2015) (discussing the concurring opinion in *Trinity Wall Street v. Wal-Mart Stores* as a relevant guidepost for the Staff in applying Rule 14a-8(i)(7)); *cf. Mobil Corp.* (avail. Jan. 26, 1993) (concluding that a proposal requesting the company make an effort to retain as many employees as possible may be excluded because it related to the company's ordinary business operations (i.e., management of the workplace)); *CBS Inc.* (avail. Feb. 24, 1989) (concluding that a proposal requesting the company increase the number of employees in one of its departments may be excluded because it related to the company's ordinary business operations (i.e., adequate staffing)).